Exhibit 99.1

Introductory statement

These financial statements are the financial statements of Thorium Power, Inc. as of September 30, 2006. These financial statements are being included as an exhibit to this annual report in order to update the financial statements that were included in a registration statement on Form S-4 flied by Thorium Power, Ltd. which was declared effective by the Securities and Exchange Commission on October 6, 2006 (the “Registration Statement”). At the time that the Registration Statement was declared effective only the financial statements for Thorium Power, Inc. that were available were those as of June 30, 2006.

Exhibit 99.1

Thorium Power, Inc.

Interim Balance Sheet
September 30, 2006

ASSETS
(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$56,169
Prepaid expenses and other current assets	9
Due from Novastar Resources Ltd.	505,824

Total Current Assets	562,002

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment	47,057
Accumulated depreciation	(21,420)

Total Property, Plant and Equipment	25,637

OTHER ASSETS
Patent costs - net of accumulated amortization of $206,839	204,830
Security deposits	7,567

Total Other Assets	212,397

TOTAL ASSETS	$800,037

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Current portion of long-term debt	3,217
Accrued expenses and accounts payable	600,665
Note payable	-
Other current liabilities	101

Total Current Liabilities	603,982

LONG-TERM LIABILITIES
Note payable	12,657

Total Liabilities	616,640

STOCKHOLDERS' EQUITY
Common Stock-$.05 par value-authorized 20,000,000 shares; issued and outstanding 4,535,566 shares	226,778
Common stock and warrants - Additonal paid-in capital	16,797,554
Deficit accumulated during the development stage	(16,840,935)

Total Stockholders' Equity	183,397

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$800,037

Exhibit 99.1

Thorium Power, Inc.
Interim Statements of Operations
September 30, 2006

	(Unaudited)	(Unaudited)	(Unaudited)
			Cumulative
			From
	For the nine	For the three	Inception
	months ended	months ended	Through
	September 30,	September 30,	September 30,
	2006	2006	2006

Revenue
License revenue	$-	-	$624,985

Total Revenue	-	-	624,985

Costs and expenses
Research and development	10,000	0	3,902,158
Salaries	221,100	73,700	3,726,114
Professional fees	694,531	509,682	2,757,656
Allocated expenses - Thorium Power, Ltd.	(505,824)	(505,824)	(505,824)
Other selling, general and administrative expenses	287,658	124,591	4,723,838

Total operating expenses	707,465	202,149	14,603,942
Loss from operations	707,465	202,149	13,978,957

Other (income) expenses
Interest (income) expense - net	4,508	4,508	(103,634)
Other (income) expense	(200)	0	(359)
Foreign currency translation	4,500	4,500	4,500
Stock based compensation	105,000	105,000	2,334,871
Settlement costs	-	0	76,600
Contributions	550,000	0	550,000

Net Loss	$1,371,273	316,157	$16,840,935

Basic and diluted net loss per share	0.01	0.00
Number of equivalent shares used to compute per share data	98,818,395	98,818,395

Exhibit 99.1

Thorium Power, Inc.
Interim Statements of Cash Flows
September 30, 2006

	(Unaudited)	(Unaudited)
		Cumulative
		From
	For the nine	Inception
	months ended	Through
	September 30,	September 30,
	2006	2006

Cash flows from operating activities:
Net (loss)	$(1,371,273)	$(16,840,935)
Adjustments to reconcile net (loss) to net cash
provided by (used by) operating activities:
Write-off of foreign patent, including amortization	-	75,000
Depreciation and amortization	19,584	290,909
(Gain) loss on disposition of fixed assets	-	86,855
Issuance of stock in exchange for technology and services	-	88,250
Due from Novastar Resources, Ltd.	(505,824)	(505,824)
Stock based compensation	105,000	2,334,870
(Increase) decrease in prepaid and other expenses	6,271	(9)
Increase (decrease) in accrued and other expenses	(338,010)	600,767

Net cash used by operating activities	(2,084,252)	(13,870,117)

Cash flows from investing activities:
Patent costs	(6,664)	(411,669)
Security deposits	-	(7,567)
Fixed assets	(10,961)	(285,145)
Loans granted - related parties	-	(160,365)
Repayment of loans - related parties	-	160,365
Proceeds from sale of fixed assets	-	13,583

Net cash used by investing activities	(17,626)	(690,799)

Cash flows from financing activities:
Proceeds from issuance of stock	2,202,673	14,498,011
Proceeds from loans – related parties	4,100	388,790
Repayment of loans – related parties	(45,931)	(285,590)
Proceeds from loan from payroll service	-	42,663
Repayment of loan from payroll service	-	(42,663)
Net changes in current portion of long-term debt	(918)	3,217
Proceeds from issuance of long-term debt	-	18,082
Principal repayments of long-term debt	(2,161)	(5,426)

Net cash provided by financing activities	2,157,763	14,617,084

Net increase in cash and cash equivalents	55,886	56,169

Cash and cash equivalents - beginning of period	283	-

Cash and cash equivalents - end of period	$56,169	$56,169

Supplemental disclosures
Cash paid - interest	$687	$5,497

Non-Cash Transactions:
Conversion of debt to equity	4,100	103,200

Thorium Power, Inc. (A Development Stage Enterprise) Notes to Financial Statements	Exhibit 99.1

1.	The Company and Business Operations

Radkowsky Thorium Power Corp., incorporated in the state of Delaware on January 8, 1992 (“Inception”), changed its name to Thorium Power, Inc. in Apri1 2001. Thorium Power, Inc. (the “Company”) is engaged in the development, promotion and marketing of its three patented nuclear fuel designs: (1) Thorium/weapons-grade plutonium disposing fuel, (2) Thorium/reactor-grade plutonium disposing fuel, and (3) Thorium/uranium nuclear fuel. These fuels are designed to be used in existing light water reactors. Presently, the Company is focusing most of its efforts on demonstrating and testing its thorium/weapons-grade plutonium disposing fuel for the Russian VVER-1000 reactors.

Once the fuels are further developed and tested, Thorium Power plans to license its intellectual property rights to fuel fabricators, nuclear generators, and governments for use in commercial light water nuclear reactors, or sell the technology to a major nuclear company or government contractor or some combination of the two.

Substantially all of the Company’s present research activities are in Russia. The Company’s research operations are subject to various political, economic, and other risks and uncertainties inherent in the country of Russia.

The Company’s nuclear fuel process is dependent on the ability of suppliers of the mineral Thorium, to provide it to the Company’s future customers on a timely basis and also on favorable pricing terms. The loss of certain principal suppliers of Thorium or a significant reduction in Thorium availability from principal suppliers could have a material adverse effect on the future operations of the Company.

The Company participates in a highly regulated industry that is characterized by governmental regulation. The Company’s results of operations are affected by a wide variety of factors including general economic conditions, decreases in the use or public favor of nuclear power, the ability of its technology, the ability to safeguard the production of nuclear power and safeguarding its patents and intellectual property from competitors. Due to these factors, the Company may experience substantial period-to-period fluctuations in future operating results.

The Company in the future may be designated as a potentially responsible party (PRP) by federal and state agencies with respect to certain sites with which the Company may have direct or indirect future involvement. Such designations can be made regardless of the extent of the Company’s involvement.

Operations to date have been devoted primarily to filing for patents, developing strategic relationships within the industry, securing political and financial support from the United States and Russian governments, continued development of the fuel designs and administrative functions. The Company, therefore, prepares its financial statements as a Development Stage Enterprise.

Merger Agreement

On February 14, 2006, Novastar Resources Ltd. (“Novastar Resources”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company and TP Acquisition Corp., a direct wholly-owned subsidiary of Novastar Resources formed in connection with the transactions contemplated by the Merger Agreement. Concurrently therewith, Novastar Resources (1) adopted its 2006 Stock Plan, (2) entered into an employment agreement with Seth Grae, President and Chief Executive Officer of Thorium Power, (3) granted certain nonqualified stock options to Mr. Grae and (4) entered into a subscription agreement with Thorium Power for the purchase of 150,000 shares of common stock of Thorium Power for $4.00 per share.

Under the Merger Agreement, each common share of Thorium Power will be converted into securities of Novastar Resources such that Thorium Power’s current stockholders will own approximately 54.5% of the combined company, and each share of Novastar Resources common stock will remain outstanding. In addition, Novastar Resources anticipates the appointment of new directors and officers following the merger. The combined company will be headquartered in the Washington D.C. area, where Thorium Power is presently based.

The merger is conditioned upon completion of due diligence reviews by both companies, the declaration of effectiveness of a registration statement by the Securities and Exchange Commission and any other necessary regulatory approvals.

Continued

Thorium Power, Inc. (A Development Stage Enterprise) Notes to Financial Statements	Exhibit 99.1

2.	Summary of Significant Accounting policies

A summary of significant accounting policies follows:

a.	Revenue Recognition -

All of the Company’s revenue to date had been derived from licensing fees from nuclear industry commercial partners.

    Once the Company’s technology has advanced to the level when it is funded by the US Government on an ongoing basis as part of the plutonium disposition program, the Company will seek to license its technology to major government contractors or nuclear companies, working for the US and other governments. We expect that our revenue from license fees will be recognized on a straight-line basis over the expected period of the related license term.

   The Company may receive employment and research grants from various U.S. governmental agencies, and these grants will be recognized in earnings in the period in which the related expenditures are incurred. Capital grants for the acquisition of equipment will be recorded as reductions of the related equipment cost and reduce future depreciation expense.

Total subsidies and grants from the US government totaled $5.45 million, cumulative from inception to September 30, 2006. These amounts were not paid to us but paid directly from the US government to third party research and development companies that work on our project, as well as other projects.

a).
Patent Costs - Patent costs represent legal fees and filing costs capitalized and amortized over their estimated useful lives of 20 years. Amortization expense for Patents was $13,055 and $13,022 for the nine month periods ended September 30, 2006 and 2005 and $206,839 for the cumulative period from January 8, 1992 (Inception) to September 30, 2006.

b).	Cash Equivalents - Cash equivalents consist of cash and cash investments with maturities of three months or less at the time of purchase.

c).
Start-Up Costs - The Company, in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities”, expenses all start-up and organizational costs as they are incurred.

d).
Property, Plant and Equipment - Property, Plant and Equipment is comprised of leasehold improvements, an automobile, and office equipment and is stated at cost less accumulated depreciation. Depreciation of furniture, computer and office equipment is computed over the estimated useful life of the asset, generally five and seven years respectively, utilizing the double declining balance methodology. Depreciation for the leasehold improvements is computed using the straight-line method over the 5 year term of the lease. Upon disposition of assets, the related cost and accumulated depreciation are eliminated and any gain or loss is included in the statement of income. Expenditures for major improvements are capitalized. Maintenance and repairs are expensed as incurred.

e).
Long-Lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

Continued

Thorium Power, Inc. (A Development Stage Enterprise) Notes to Financial Statements	Exhibit 99.1

For long-lived assets used in operations, impairment losses are only recorded if the asset’s carrying amount is not recoverable through its undiscounted, probability-weighted cash flows. We measure the impairment loss based on the difference between the carrying amount and estimated fair value.

f).
Estimates and Assumptions - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements include some amounts that are based on management’s best estimates and judgments. The most significant estimates relate to contingencies, and the valuation of stock options, stock warrants and stock issued for services. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

g).
Stock-based Compensation - Employees. When stock based compensation is issued to employees and directors, in connection with their services as directors, the revised Statement of Financial Accounting Standards No. 123 ‘Accounting for Stock Based Compensation’ (“SFAS 123(R)”) requires companies to record compensation cost for stock based employee compensation plans at fair value. From inception through 2003, the Company accounted for stock based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, ‘Accounting for Stock Issued to Employees’ (“APB No. 25”). APB No. 25 requires no recognition of compensation expense for the stock based compensation arrangements provided by the Company where the exercise price is equal to the market price at the date of the grants.

Non-Employees - When stock based compensation is issued to non-employees, the Company records these transactions at the fair market value of the equity instruments issued or the goods or services received whichever is more reliably measurable.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, (SFAS-123R). This statement replaces SFAS-123, Accounting for Stock-Based Compensation, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS-95, Statement of Cash Flows. SFAS-123R requires companies to apply a fair-value-based measurement method in accounting for shared-based payment transactions with employees and to record compensation cost for all stock awards granted after the required effective date and for awards modified, repurchased, or cancelled after that date. The scope of SFAS-123R encompasses a wide range of share-based compensation arrangements, including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

SFAS-123R is effective for our Company January 1, 2006, however the Company has decided to adopt SFAS-123R in 2004. Companies are permitted to apply the modified retrospective method either (a) to all prior periods presented for which SFAS-123 was effective or (b) to prior interim periods of the year in which SFAS-123R is adopted. Under the modified retrospective method, the recognition of compensation cost under SFAS-123R is generally the same as the accounting under the modified prospective method discussed previously for (a) awards granted, modified, or settled subsequent to the adoption of SFAS-123R, and (b) awards granted prior to the date of adoption of SFAS-123R for which the requisite service period has not been completed (i.e., unvested awards). There were no restatements or transition adjustments recorded.

h).
Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry-forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Continued

Thorium Power, Inc. (A Development Stage Enterprise) Notes to Financial Statements	Exhibit 99.1

j.
Earnings per Share - Basic net earnings (loss) per common share is computed by dividing net earnings (loss) applicable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive.

k.
New Accounting Pronouncements - In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29”. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier application permitted. The adoption of SFAS 153 is not expected to have a material impact on our results of operations or financial position.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” (FIN 47). FIN 47 is an interpretation of SFAS No. 143, “Asset Retirement Obligations,” which was issued in June 2001. FIN 47 was issued to address diverse accounting practices that have developed with regard to the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. According to FIN 47, uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than December 31, 2005 for our Company. The Company is currently evaluating the impact of the adoption of FIN 47 on its financial statements.

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS No. 154) which replaces APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements - an Amendment of APB Opinion No. 28”. SFAS No. 154 provides guidance on the methods issuers should use to account for and reporting accounting changes and error corrections. Specifically, this statement requires that issuers retrospectively apply any voluntary change in accounting principles to prior period financial statements, if it is practicable to do so. This principle replaces APB No. 20, which required that most voluntary changes in accounting principle be recognized by including the cumulative effect of the change to the new accounting principle on prior periods in the net income reported by the issuer in the period in which it instituted the change. SFAS No. 154 also redefines the term “restatement” to mean the correction of an error by revising previously issued financial statements. Unless adopted early, SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 to have an impact on its financial position or result of operations.

The Company is currently evaluating the effect of other new accounting pronouncements on its future statements of financial position and results of operations.

Continued

Thorium Power, Inc. (A Development Stage Enterprise) Notes to Financial Statements	Exhibit 99.1

3.	Status of the Company

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained operating losses while not generating steady revenues. However, the Company’s business plan anticipates the Company’s current products will become ready for market and revenue generating sometime between 2008 and 2009. Therefore, the Company makes use of issuances of stock to provide funds for operations.

Until such time as the Company’s products become ready for market and revenue generating, the Company’s ability to operate is dependent upon receiving additional corporate funding in the form of issuances of stock, new debt, or government funding.

The financial statements do not include any adjustments relating to the recovery and classification of recorded asset amounts and classifications of liabilities that might be necessary should the Company be unable to meet its current obligations and, therefore, be unable to continue as a going concern.

4.	Research and Development Costs

Research and development costs amounted to $10,000 and $30,000 for the nine months ended September 30, 2006 and 2005, respectively and $3,902,158 from January 8, 1992 (Inception) to September 30, 2006.

5.	Property Plant and Equipment

The following represents the detail of Thorium Power’s property, plant and equipment at September 30, 2006:

	Original	Accumulated	Net Book
	Cost	Depreciation	Value

Furniture, computer and office equipment	$24,840	$12,645	$12,195
Automobile	22,217	8,775	13,442
	$47,057	$21,420	$25,637

6.	Stock Options and Warrants

The Company maintains no formal plan for stock options and warrants. Options are issued to employees, directors and others for services provided to the Company. Warrants are issued in connection with sales of stock. Since the Company’s stock is not publicly traded, there is insufficient historical information about the past volatility of the Company’s stock, and there are no similar public entities for which stock information is available. We have estimated the expected volatility of the Company’s stock using a fair value method, as shown below. As a result, options granted to both employees and non-employees for services are accounted for under the calculated value method, as described in paragraphs A43-A48 of SFAS 123(R), using a Black-Scholes option-pricing model with the following weighted average assumptions:

	2002 and prior	2003	2004-2005
Expected life of options	Actual life	Actual life	Actual life
Risk-free interest rate	5%	4%	4%
Volatility of stock	100%	100%	32%
Expected dividend yield	-	-	-

Continued

Thorium Power, Inc. (A Development Stage Enterprise) Notes to Financial Statements	Exhibit 99.1

The calculated value method under SFAS 123(R) permits for non-public companies substitution of the historical volatility of an appropriate industry sector index for the expected volatility of the Company’s stock price as an assumption in the valuation model. The Company identified and selected the Standard & Poor’s 600 small-cap index for the U.S. energy sector as the one most closely reflecting the present size of the Company and the industry in which the Company operates. The volatility in the Black-Scholes valuation model used by the Company is calculated based on the historical volatility of the above industry sector index, as measured by the standard deviation of daily historical closing values for the period of time prior to the grant date of stock options that is equal in length to the expected term of the granted stock options. If historical closing values of the above index are not available for the entire expected term, then the Company uses the closing values for the longest period of time available.

Continued

Thorium Power, Inc.	Exhibit 99.1
(A Development Stage Enterprise)
Notes to Financial Statements

Presented below is a summary of the options and warrants activity since January 1, 1993 to September 30, 2006:

			In Connection	Issued	Converted
	Beginning	In Exchange	with purchase	as	to stock/			Ending
	Balance	for Services	of stock	Incentive	Exercised	Expired	Repriced	Balance
1/1/1993								12/31/1993

$1 per share	0	1,040,000	35,000	15,000	(10,000)			1,080,000
$5 per share	0		220,000					220,000
$10 per share	0							0
								1,300,000

1/1/1994								12/31/1994

$1 per share	1,080,000	95,000						1,175,000
$5 per share	220,000	50,000	25,000					295,000
$10 per share	0	55,000	36,100					91,100
								1,561,100

1/1/1995								12/31/1995

$1 per share	1,175,000				(10,000)		25,000	1,190,000
$5 per share	295,000	155,000					(25,000)	425,000
$10 per share	91,100	30,000	41,500	5,000				167,600
								1,782,600

1/1/1996								12/31/1996

$1 per share	1,190,000				(34,000)		100,000	1,256,000
$5 per share	425,000	60,000					(82,500)	402,500
$10 per share	167,600	25,000	30,300	14,000			(17,500)	219,400
								1,877,900

1/1/1997								12/31/1997

$1 per share	1,256,000				(47,500)		81,000	1,289,500
$5 per share	402,500						(42,500)	360,000
$10 per share	219,400	118,000	56,700		(3,500)		(38,500)	352,100
								2,001,600

Continued

Thorium Power, Inc.	Exhibit 99.1
(A Development Stage Enterprise)
Notes to Financial Statements

			In Connection	Issued	Converted
	Beginning	In Exchange	with purchase	as	to stock/			Ending
	Balance	for Services	of stock	Incentive	Exercised	Expired	Repriced	Balance
01/01/1998								12/31/1998

$1 per share	1,289,500				(232,500)	(95,000)	55,000	1,017,000
$5 per share	360,000				(47,500)	(172,500)	(50,000)	90,000
$10 per share	352,100	2,500	9,500				(5,000)	359,100
								1,466,100

01/01/1999								12/31/1999

$1 per share	1,017,000				(5,000)	(20,000)		992,000
$5 per share	90,000				(25,000)			65,000
$10 per share	359,100				(5,250)	(26,850)		327,000
								1,384,000

01/01/2000								12/31/2000

$1 per share	992,000				(60,000)			932,000
$5 per share	65,000		600,000		(5,000)			660,000
$10 per share	327,000				(37,000)	(13,500)		276,500
								1,868,500

01/01/2001								12/31/2001

$1 per share	932,000				(5,000)			927,000
$5 per share	660,000				(20,000)			640,000
$10 per share	276,500	223,000	700,000	625,000	(3,600)	(51,200)		1,769,700
								3,336,700

01/01/2002								12/31/2002

$1 per share	927,000	-	-	-	(3,000)	(7,000)	-	917,000
$5 per share	640,000	-	-	-	-	-	-	640,000
$10 per share	1,769,700	-	10,000	(625,000)	(2,000)	(97,700)	-	1,055,000
								2,612,000

Continued

Thorium Power, Inc.	Exhibit 99.1
(A Development Stage Enterprise)
Notes to Financial Statements

1/1/2003								12/31/2003

$1 per share	917,000	-	-	-	(100,000)	-	1,200,000	2,017,000
$5 per share	640,000	-	40,000	-	-	-	(600,000)	80,000
$10 per share	1,055,000	-	20,000	1,590	(1,300)	(62,795)	(600,000)	412,495
								2,509,495

			In Connection	Issued	Converted
	Beginning	In Exchange	with purchase	as	to stock/			Ending
	Balance	for Services	of stock	Incentive	Exercised	Expired	Repriced	Balance
01/01/2004								12/31/2004

$1 per share	2,017,000	-	-	-	-	-	-	2,017,000
$4 per share	0	250,000	-	-	-	-	-	250,000
$5 per share	80,000	-	-	-	-	-	-	80,000
$9.73-$10 per share	412,495	-	-	600	-	-	-	413,095
								2,760,095

01/01/2005								12/31/2005 & 9/30/2006

$1 per share	2,017,000	-	-	-	(820,000)	-	-	1,197,000
$4 per share	250,000	225,000	-	-	-	-	-	475,000
$5 per share	80,000	-	-	-	-	-	-	80,000
$9.60-$10 per share	413,095	-	-	705	-	-	-	413,800
								2,165,800

Continued

Thorium Power, Inc.	Exhibit 99.1
(A Development Stage Enterprise)
Notes to Financial Statements

The 625,000 incentive warrants issued in 2001 were contingent upon achieving certain goals, including raising private capital. By December 31, 2002, these goals had not been met and, therefore, the warrants were voided. In addition, included in the 223,000 options issued in 2001, 100,000 are to a director of which all 100,000 have vested at December 31, 2005.

In September 2003, the Company reached an agreement with certain shareholders whereby, in exchange for certain concessions and a release of claim against the Company, 1,200,000 warrants at $5 and $10 exercise price were repriced to $1. In addition, 300,000 of those warrants had their expiration date extended three years from December 2004 to 2007. In connection with this repricing, the Company recorded a non-cash expense in the amount of $1,506,427 in 2003. The Company also acknowledged certain prior obligations in connection with government negotiation and raising of capital totalling approximately $130,000. The Company also gave antidilution rights to these shareholders for a period of three years from September 2003.

Also in 2003, pursuant to an antidilutive agreement with a shareholder, 50,000 options were repriced from $10 to $9.84 and 1,590 stock options were issued. 795 of these stock options expired in 2003. In 2004 and 2005, the price of those warrants was further reduced from $9.84 to $9.73 and from $9.73 to $9.60 and an additional 600 and 705 stock options were issued respectively.

The following summarizes information for options and warrants currently outstanding and exercisable at September 30, 2006:

September 30, 2006	Number	Weighted average Remaining Life	Weighted- average exercise price

Range of Prices
$1.00	1,197,000	1.8 years	$1.00
$4.00	475,000	4.3 years	$4.00
$5.00	80,000	1.7 years	$5.00
$9.60-10.00	413,800	1.1 years	$9.95

	2,165,800		$2.83

Of the total number of stock options and warrants outstanding at September 30, 2006, 843,700 were stock options and the remaining 1,322,100 were warrants. All of the stock options and warrants outstanding at September 30, 2006 have vested.

7.	Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities recognized for financial reporting and the amounts recognized for income tax purposes. The significant components of deferred tax assets, at a 40% combined Federal and State effective tax rate, as of September 30, 2006 are as follows:

Assets
Approximate net operating loss	6,736,374
Less: valuation allowance	(6,736,374)
$-

Thorium Power, Inc.	Exhibit 99.1
(A Development Stage Enterprise)
Notes to Financial Statements

Management believes that it is more likely than not that forecasted taxable income will not be sufficient to utilize the tax carryforwards before their expiration in 2012 and 2025 to fully recover the asset. As a result, the amount of the deferred tax assets considered realizable was reduced 100% by a valuation allowance. In the near term, if estimates of future taxable income are increased, such an increase will change the valuation allowance. The Company has no other deferred tax assets or liabilities.

8.	Profit Sharing Plan

The Company established and maintained until the end of 2003 a profit-sharing plan that covered all employees who had attained twenty-one years of age and satisfied a one-year service requirement. Contributions to the plan were at the discretion of the board of directors; however, the contribution could not exceed 15% of compensation for the eligible employees in any single tax year. Since inception through the end of 2003, profit sharing expense amounted to $51,000. This plan was dissolved in 2003, and all contributions were distributed back to the plan’s participants.

9.	Research Agreement

The Company is party to an agreement whereby certain research is being performed by the Russian Research Centre, known as the Kurchatov Institute (“RRC”), on the Company’s fuel designs. All the funding under this agreement is supplied by the Company. The Company is also a party to another agreement whereby research relating only to thermal-hydraulic testing is performed by the Brookhaven National Laboratory in cooperation with the RRC. The funding is supplied by the United States Department of Energy Initiatives for Proliferation Prevention Program (DOE-IPP) and the Company directly to Brookhaven National Laboratory. At September 30, 2006, the Company fulfilled its funding obligation in full with respect to this agreement.

10.	Commitments and Contingencies

Firm Price Commitments

The Company entered into a firm price commitment agreement in connection with its participation in the pre-conceptual design phase for the construction of a high-temperature test and research reactor in Texas. The agreement has created a firm commitment by the Company for a minimum of $1.25 million financial contribution toward the project. A minimum payment of $50,000 on the agreement was due and paid on February 22, 2006, with 10 additional payments totaling $1.2 million due by December 31, 2006. A total of $550,000 has been paid as of September 30, 2006.

The Company also executed an amendment to its cooperative research agreement with Kurchatov Institute, expanding the scope of work and committing $65,000 (paid $10,000) toward those research and development activities. The work to be performed under this amendment is to be completed sometime in 2006.

11.	Related Parties

The Company has both made loans to and received loans from related parties since its inception. In 2001, Thorium Power made a $50,000 loan, which was repaid during the year, to a related party. Thorium Power received $1,361 in interest income from the related party associated with this loan. Since inception, Thorium Power has made approximately $285,000 in loans to related parties. Of this amount, $125,000 was a note received from a related party in exchange for the purchase of the Company’s stock. These loans, which generated $1,648 of interest income from related parties, were repaid, with the exception of approximately $1,000 written off in 1998. At September 30, 2006, $505,824 was due to related parties.

12.	Capital Stock Transactions

For the nine month period ended September 30, 2006, we sold 327,035 shares of our common stock in a private placement to 27 accredited investors and received proceeds from the sale of these shares totalling $1,539,674. We also sold 162,500 shares of our common stock to Novastar Resources Ltd ($4 per share) for total proceeds of $650,000. This stock sale was made in accordance with the merger agreement (see note 1). In addition to the above capital transactions, we issued a total 20,000 shares of stock to four members of our board of directors which resulted in an expense of $105,000 (stock valued at $5.25 per share). Also, during the three months and nine months ended September 30, 2006, a cashless exercise of 806,000 stock options, exercise price was $1.00 per share (stock valued at $5.25 per share) was done resulting in a total stock issuance of 650,047 shares of common stock. Also 13,000 shares of common stock was issued to option holders who exercised for cash their stock options, exercise price $1.00 per share, which resulted in proceeds of $13,000.